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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67853

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2019 AND ENDING 12-31-2019

            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Connor & Company Securities

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 West Coast Highway, Suite 200

(No. and Street)

Newport Beach   CA   92663

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper, John

(Name – if individual, state last, first, middle name)

2700 Ygnacio Valley Road, #270   Walnut Creek   CA   94598

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William O'Connor _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Connor & Company Securities _____ , as of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Orange_

Subscribed and sworn to (or affirmed) before me on this 28TH day of _February_, 20 _20_ by _William Anthony OConnor_,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

signature

Signature _____ (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audited Report
(Title or description of attached document)

Form X-17A-5
(Title or description of attached document continued)

Number of Pages _2_ Document Date _2/28/2020_

_____
Additional information

INSTRUCTIONS

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and county information must be the state and county where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of the document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document with a staple.

O'Connor & Company Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2019

Contents


CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of O'Connor & Company Securities, Inc. (the "Company") as of December 31, 2019, and the related statements of income, changes in shareholders' equity, liabilities subordinated to claims of creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2017
Walnut Creek, California
February 11, 2020

O'Connor & Company Securities, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	206,609
Due from clearing broker		7,968
Secured demand note receivable		600,000
Property and Equipment, at cost, net of accumulated depreciation 50,932		81,698
Security Deposits		2,841
Total Assets	$	899,116

Liabilities

Accounts payable and accrued expenses	$	8,548
Auto Loan		23,453
Liabilities subordinated to claims of creditors		600,000
Total Liabilities	$	632,001

Shareholders' Equity

Common stock ($5 par value, 100,000 shares authorized, 14,400 shares issued and outstanding)	1,000	
Paid-in Capital	470,999	
Equity Withdrawals	-50,000	
Retained Earnings	-193,115	
Net Income	38,231	267,115
Total Liabilities and Shareholders' Equity	$	899,116

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Income
For the Year Ending December 31, 2019

Revenues

Commission income	$	457,505
Municipal Advisory fees		40,000
Underwriting revenue		757,536
Trading income (loss)		66,587
Interest income		176
Total Revenues		**1,321,804**

Expenses

Clearing expenses	87,182
Commissions	704,365
Depreciation	16,962
Insurance	35,023
Interest expense	18,552
Office expense	60,048
Payroll	180,000
Payroll taxes and fees	23,868
Professional fees	30,256
Quotation service	54,976
Regulatory fees	24,071
Rent	31,485
Tax and License	6,266
All other expenses	10,519
Total Expenses	**1,283,573**

Net Income	$	**38,231**

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Liabilities Subordinated to Claims of Creditors
December 31, 2019

	Balance December 31, 2018	Additions	Deletions	Balance December 31, 2019
William J O'Connor 3% interest, payable quarterly, Principal due March 31, 2020 (subject to auto-renewal)	$300,000	$ -	$ -	$300,000
Kenneth & Louise Caresio Living Trust 3% interest, payable quarterly, Principal due September 1, 2020 (subject to auto-renewal)	300,000	-	-	300,000
Total	$600,000	$ -	$ -	$600,000

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Change to Shareholders' Equity
For the Year Ending December 31, 2019

	Common Stock ($5 par)		Additional paid-in capital		Capital Withdrawals		Retained Earnings		Total
Balance, December 31, 2018	$	1,000	$	470,999	$	-50,000	$	-193,115	$	228,884
Reclassify		-		-		-		-		-
Net Income		-		-		-		38,231		38,231
Balance, December 31, 2019	$	1,000	$	470,999	$	-50,000	$	-154,884	$	267,115

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Statement of Cash Flows
For the Year Ending December 31, 2019

Cash Flows from Operating Activities:

Net Income	$	38,231
Accumulated depreciation		(16,816)

Changes in operating assets and liabilities:

Accounts receivable - Other	30,000
Prepaid	6,821
Due from clearing broker	3,840
Accrued clearing costs	(2,786)
Accrued commissions	(48,375)
Accounts payable - Other	5,545
Interest payable	(4,500)

Net cash provided (used) by operating activities	11,960

Cash Flows for Investing Activities:

Auto	23,044
Auto loan	23,453
Auto lease	(21,912)

Net cash provided (used) by investment activities	24,585

Net increase in cash	36,545

Cash at beginning of year	170,064

Cash at end of year	$	206,609

Interest Paid	$	18,552

Taxes Paid	$	800

The Accompanying Notes to the Financial Statements are an integral part of these financial statements

O'Connor & Company Securities, Inc.
Notes to the Financial Statements
For the Year Ending December 31, 2019

Note 1 – Organization and Nature of Business

O'Connor & Company Securities, Inc. (the "Company") is a California corporation incorporated on November 9, 2007. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority ("FINRA") and is a member of Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Trading securities for own account

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned – Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Commissions and related expenses are recorded on the trade-date basis as the transactions occur.

Revenue Recognition - A new accounting pronouncement, ASC 606, was previously adopted. The pronouncement had no impact on operations during the year.

Lease Accounting- A new accounting pronouncement, ASC 842, was adopted during the year. This pronouncement will not effect the firm's office leases, as both leases are less than 12 months in duration. Please see note 9, operating lease commitments.

Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income, with a minimum tax charge of $800.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Fixed assets at December 31, 2019 had a cost basis of $132,630, with associated accumulated depreciation of $50,932. Depreciation expense for the year was $16,962.

Note 3 – Receivable from and Payable to Broker-Dealers and Clearing Organizations

	Receivable	**Payable**
Fees and commissions receivable/payable	$7,968	$0

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 4 – Subordinated Borrowings

The borrowings under the subordination agreements at December 31, 2019, are listed in the following:

Subordinated notes, 3 percent, due March 31, 2020	$ 300,000
Subordinated notes, 3 percent, due September 1, 2020	$ 300,000

Both notes are subject to autorenewal, which automatically extends the maturity date by one year.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's

continued compliance with minimum net capital requirements, they may not be repaid. The interest expense for the year ended December 31, 2019 was $18,000.

Note 5 - Concentration of Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2019, the Company had net capital of $782,576 which was $532,576 in excess of its required net capital of $250,000. The Company's net capital ratio was .81 to 1.

Note 7– Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $100,000, which is covered by the balance in the Company's segregated collateral accounts ($600,000) at the clearing broker.

Note 8 – Exemption from the SEC Rule 15c3-3

O'Connor & Company Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 9 – Operating Lease Commitments

On November 1, 2018, the Company entered into a one-year lease for office space in Newport Beach, California under a non-cancellable operating lease, commencing November 1, 2018 and expiring October 31, 2019. This lease has now rolled over to a month-to-month lease, with a requirement of 30-day notice for cancelation. At December 31, 2019, future minimum lease payments under this agreement are $16,250.

On August 1, 2019, the Company entered into a one-year lease for office space in Woodland Hills, CA under a non-cancellable operating lease, commencing August 1, 2019 and expiring July 30, 2020. At December 31, 2019, future minimum lease payments under this agreement are $10,262.

On December 1, 2019 the Company entered in to a 4-year lease for an automobile under a non-cancellable lease commencing December 1, 2019 and expiring November 30, 2023. At December 31, 2019, future minimum lease payments due are $23,453.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2019 through the date of the report of the independent registered public accounting firm, which is also the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

O'Connor & Company Securities, Inc.
Schedule 1 -Computation of Net Capital Requirements Pursuant
To Rule 15c3-1
December 31, 2019

Shareholders' Equity		267,115
Plus: Subordinated debt		600,000
Less: Non allowable assets		
Property and equipment net of accumulated depreciation	81,698	
Security deposits	2,841	-84,539
		782,576
Net Capital		782,576

Computation of Net Capital Requirements	
Minimum net aggregate indebtedness-	
6 2/3% of net aggregate	42,091
Minimum dollar net capital required	250,000
Net Capital required	250,000
Excess Capital	532,576
Computation of Aggregate Indebtedness	
Total liabilities	632,001
Aggregate indebtedness to net capital	0.81

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per company's computation	782,576

Reconciliation of above net capital to FOCUS Report filed:

	Aggregated Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 632,001	$ 782,576	0.81
Change in other investments	-	-	-
Change in haircut adjustment, net of rounding	-	-	-
Per statements as finalized	$ 632,001	$ 782,576	0.81

O'Connor & Company Securities, Inc.
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2019

A computation of reserve requirement is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

O'Connor & Company Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to O'Connor & Company Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of O'Connor & Company Securities, Inc.

We have reviewed management's statements, included in the accompanying SEC Rule 176a-5(d) (4) Exemption Report, in which (1) O'Connor & Company Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which O'Connor & Company Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) O'Connor & Company Securities, Inc. stated that O'Connor & Company Securities, Inc. met the identified exemption provisions for the period from January 1, 2019 to December 31, 2019 without exception. O'Connor & Company Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about O'Connor & Company Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 11, 2020

O'Connor & Company Securities, Inc.

February 5, 2020

John Cropper
Cropper Accountancy Corp.
2700 Ygnacio Valley Road, Suite 270
Walnut Creek, CA 94598

RE: SEC Rule 176a-5(d) (4) Exemption Report

Dear Mr. Cropper:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (ii) the Company conducts its business in a fully disclosed basis and does not execute or clear securities transactions for customers.

O'Connor & Company Securities, Inc. met the Section 204, 15c3-3 (k) (2) (ii) exemption for the period from January 1, 2019 to December 31, 2019.

Sincerely, .

William O'Connor
President



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders
of O'Connor & Company Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by O'Connor & Company Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. O'Connor & Company Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on O'Connor & Company Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of O'Connor & Company Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 11, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2677*****************MIXED AADC 220
67853   FINRA   DEC
O'CONNOR & COMPANY SECURITIES INC
2901 W COAST HWY STE 200
NEWPORT BEACH, CA 92663-4045

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (Item 2e from page 2) $ 1,954

   B. Less payment made with SIPC-6 filed (exclude interest)   (~~1,884~~ 1,065)
      ___July 19, 2019___
      Date Paid

   C. Less prior overpayment applied   (0)

   D. Assessment balance due or (overpayment)   870

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAYMENT: √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐   ACH ☐
      Total (must be same as F above) $ 870

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
   _____
   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

O'Connor & Co Securities, Inc
(Name of Corporation, Partnership or other organization)

W O'Conn
(Authorized Signature)

President
(Title)

Dated the 23rd day of January, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____
      Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1